ARTICLES OF CONTINUANCE

OF

BLUESTAR ENTERTAINMENT TECHNOLOGIES, INC.

Bluestar Entertainment Technologies, Inc.,  a corporation organized under the laws of the British Virgin Islands on May 28, 2008, registration number 1484337, and organized to have perpetual existence under the laws of the British Virgin Islands, hereby files these Articles of Continuance for the purpose of redomiciling as a corporation for profit under the Wyoming Business Corporation Act, and does hereby certify as follows:

FIRST:  The name of the corporation shall be Windaus Global Energy, Inc.

SECOND:  Its registered agent is Wyoming Corporation Service, Inc., whose address is 1005 Country Club Avenue, Cheyenne, Wyoming 82001.

THIRD:  Its principal place of business is 205 Oakhill Drive, Brantford, Ontario, Canada N3T 5L7.

FOURTH: The purpose for which the corporation is formed is to engage in any lawful activity.

FIFTH:

  The names of the initial member of the Board of Directors shall be David Worrall, with a business address of 205 Oakhill Drive, Brantford, Ontario, Canada N3T 5L7.

SIXTH:  The maximum number of shares of all classes which the corporation is authorized to have outstanding is unlimited, all no par value, and shall be comprised of  Common Stock and Preferred Stock.  The holders of Preferred Stock shall have such preferences, limitations and relative rights as may be determined, prior to the issuance of such shares, by the Board of Directors.  Except as may be limited by the preferences, limitations and relative rights of holders of Preferred Stock (to the extent such are permitted by law) the holders of Common Stock shall possess all voting rights and shall be entitled to all dividends and to distribution of the assets of the corporation upon dissolution. The Board of Directors shall also have the right to authorize any special class of  Common Stock with such preferences, limitations and relative rights as may be determined, prior to the issuance of such shares, by the Board of Directors. The corporation has issued and outstanding 60,000,000 shares of common stock, no par value,  and no outstanding shares of preferred stock.

SEVENTH:  The corporation shall have perpetual existence.

EIGHTH:  The corporation shall indemnify the officers and directors of the corporation to the fullest extent permitted by Sections 17-16-851 and 17-16-856 of the Wyoming Business Corporation Act (the "Act").  This Article SEVENTH is intended to obligate the corporation in advance to indemnify as provided in Section 17-16-858 of the Act, as such Section or other sections named herein are renumbered or codified from time to time

NINTH:  The corporation reserves the right to amend these articles of incorporation at any time.

TENTH.  Any action required or permitted to be taken at a shareholders' meeting may be taken without a meeting, and without prior notice, if consents in writing setting forth the action so taken are signed by the holders of outstanding shares having not less than the minimum number of votes that would be required to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted.  The written consent shall bear the date of signature of the shareholder who signs the consent and be delivered to the corporation for inclusion in the minutes or filing with the corporate records.

ELEVENTH.

The corporation accepts the constitution of the state of Wyoming, in accordance with Article 10, Section 5 of said constiution.

Dated this 4th day of February, 2013.

Kimberly Peterson, Incorporator